HINDALCO

ADITYA BIRLA GROUP

Ref: HIL/CFC/CS/01-2004

January 22, 2004

The Secretary,
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
MUMBAI-400 001

Kind Attn: ***Shri S. Subramanian, DCD – CRD.***

Dear Sir,

In terms of Clause 30 of the Listing Agreement, we hereby inform you that with the cessation of Shri Anil J. Jhala, as Company Secretary, Shri Sanjeeb Chatterjee has been appointed as Company Secretary of the Company w.e.f. 1st February, 2004.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **HINDALCO INDUSTRIES LIMITED**

D. BHATTACHARYA
MANAGING DIRECTOR

Copy to:

1. The Secretary
   National Stock Exchange of India Ltd.
   Exchange Plaza, 5th Floor
   Plot No.C/1, G Block,
   Bandra - Kurla Complex,
   Bandra (E)
   MUMBAI-400 051
   Tel. No. 26598100/26598235/36
   Fax No. 26598237/38

2. The Secretary
   The Calcutta Stock Exchange Association Limited
   7, Lyons Range
   KOLKATA - 700 001.
   Fax No. (033) 22202514/22214664

Cont.....2/

3. The Secretary
National Securities Depository Ltd.,
Exchange Plaza
Bandra - Kurla Complex
Bandra (East)
MUMBAI - 400 051.
Fax No. 24972993

4. The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,
Dalal Street
MUMBAI - 400 001.
Fax No. 22723199

5. Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL. NO. 00 352 4590-1

6. Securities and Exchange Commission - Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
No. 001 202 942 2990

7. **C T Corporation**
818 West Seventh Street - Team 1
Los Angeles, CA 90017
Tel (213) 243-9200 Fax (213) 614-9347

8. **Securities and Exchange Board of India**
Mittal Court, "B" Wing, 1st Floor
Nariman Point
Mumbai 400 021.